Form 1 Page 1 Execution Page	U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY) 04/16/14	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

14011238

1. State the name of the applicant: EDGA Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
8050 Marshall Dr., Suite 120
Lenexa, Kansas 66214

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
(913) 815-7000 (Telephone) (913) 815-7119 (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Eric Swanson (Name) General Counsel, BATS Exchange, Inc. (Title) (212) 378-8523 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Eric Swanson
17 State Street, 32nd Floor
New York, NY 10004

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: X Corporation ___ Sole Partnership ___ Partnership ___ Limited Liability Company ___ Other (specify): ___

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 04/16/14 (MM/DD/YY) EDGA Exchange, Inc. (Name of Applicant)

By: [signature] (Signature) Anders Franzon, VP, Associate General Counsel (Printed Name and Title)

Subscribed and sworn before me this 16th day of April (Month), 2014 (Year) by [signature] (Notary Public)

My Commission expires 03-27-2016 County of Johnson State of Kansas

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

NOTARY PUBLIC STATE OF KANSAS
TERESA LAFFOON
NOTARY PUBLIC
STATE OF KANSAS
My App. Exp. 03-27-2016

Exhibit M

Exhibit Request:

Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. Name,

2. Date of election to membership or acceptance as a participant, subscriber or other user,

3. Principal business address and telephone number,

4. If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g., partner, officer, director, employee, etc.),

5. Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g., floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g., proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each, and

6. The class of membership, participation or subscription or other access.

Response:

Attached please find a list of the current Members and Sponsored Participants accepted as Users of the Exchange.

Company Name	Date Approved by EDGA	Date Approved by EDGX	Address 1	Address 2	City	State	Postal Code	Phone Number	Type of User	Primary Activities
ABN AMRO Clearing Chicago LLC	5/25/2010	5/27/2010	175 W. Jackson Blvd	4th Floor	Chicago	IL	60604	312-604-8020	Member	Market Maker
Agency Trading Group, Inc.	Terminated	5/27/2010	235 East Lake Street		Wayzata	MN	55391	952-345-8911	Member	Agency
Albert Fried & Company, LLC	5/18/2010	5/18/2010	45 Broadway	24th Floor	New York	NY	10006	212-422-7299	Member	Agency
Allston Trading LLC	5/25/2010	5/27/2010	440 S. LaSalle Street	Suite 1200	Chicago	IL	60605	312-663-7249	Member	Proprietary
Alternet Securities, Inc.	5/25/2010	5/25/2010	380 Madison Ave	4th Floor	New York	NY	10017	212-444-6176	Member	Agency
Apex Clearing Corporation	6/5/2012	6/5/2012	1700 Pacific Avenue		Dallas	TX	75201	214-765-542	Member	Clearing Firm
Archipelago Securities, LLC	5/25/2010	5/27/2010	100 S. Wacker Dr.	Suite 1800	Chicago	IL	60606	312-442-7671	Member	Exchange
ATM Execution, LLC	3/21/2012	3/21/2012	599 Lexington Avenue	21st Floor	New York	NY	10022	646-562-1701	Member	Market Maker
Automated Trading Desk Financial Services, LLC	5/25/2010	5/27/2010	12 East Wall Street		Mt Pleasant	SC	29464	843-789-2112	Member	Proprietary
Barclays Capital, Inc.	5/14/2010	5/14/2010	745 7th Avenue		New York	NY	10019	212-412-2748	Member	Institutional
BATS Trading, Inc.	5/14/2010	5/14/2010	8050 Marshal Drive	Suite 120	Lenexa	KS	66214	913-815-7113	Member	Limited Routing Facility of BATS Exchange
Bay Crest Partners, LLC	5/25/2010	5/27/2010	40 Wall Street	40th Floor	New York	NY	10005	212-480-1400	Member	Agency
Belvedere Trading, LLC	11/29/2011	Term Requested	10 S. Riverside Plaza	Suite 2100	Chicago	IL	60606	312-262-3420	Member	Proprietary
Bloomberg Tradebook, LLC	5/14/2010	5/14/2010	120 Park Ave		New York	NY	10017	212-617-3917	Member	Agency
Blue Fire Capital, LLC	5/25/2010	5/27/2010	311 S. Wacker Drive	Suite 2000	Chicago	IL	60606	312-242-0500	Member	Proprietary
Bluefin Trading, LLC	8/13/2013	9/27/2013	3 Park Avenue	37th Floor	New York	NY	10016	646-963-2717	Member	Agency
BNP Paribas Securities, Corp.	5/25/2010	5/27/2010	787 Seventh Avenue		New York	NY	10019	212-850-5170	Member	Proprietary
BTIG, LLC	5/25/2010	5/27/2010	450 Sansome Street		San Francisco	CA	94111	415-248-2204	Member	Market Maker
C & C Trading, LLC	5/25/2010	5/27/2010	120 Broadway	20th Floor	New York	NY	10271	212-433-5470	Member	Proprietary
Canaccord Genuity, Inc.	6/10/2010	6/10/2010	99 High Street		Boston	MA	02110	617-371-3900	Member	Market Maker
Cantor Fitzgerald & Co.	5/25/2010	5/27/2010	110 East 59th Street	15th Floor	New York	NY	10022	212-829-4763	Member	Institutional / Agency
Capital Institutional Services, Inc.	5/25/2010	5/27/2010	1601 Elm Street	Suite 3900	Dallas	TX	75201	214-978-4761	Member	Agency
CastleOak Securities, LP	5/14/2010	5/14/2010	110 E. 59th Street	2nd Floor	New York	NY	10022	212-829-4776	Member	Agency
Chopper Securities, LLC	5/11/2011	5/11/2011	141 W. Jackson	Suite 2201A	Chicago	IL	60604	312-628-3530	Member	Proprietary
Citadel Securities, LLC	5/14/2010	5/14/2010	131 South Dearborn Street	32nd Floor	Chicago	IL	60603	312-395-3307	Member	Market Maker
Citigroup Global Markets, Inc.	5/25/2010	5/27/2010	390-388 Greenwich Street		New York	NY	10013	212-723-9247	Member	Full Service
CLSA Americas, LLC	5/21/2013	5/21/2013	1301 Avenue of the Americas		New York	NY	10019	212-408-5719	Member	Agency
CMT Trading LLC	3/5/2014	3/5/2014	500 W. Monroe Street	Suite 2630	Chicago	IL	60661	312-612-6930	Member	Proprietary
Convergex Execution Solutions, LLC	5/25/2010	5/27/2010	1633 Broadway	48th Floor	New York	NY	10019	212-468-7746	Member	Full Service
Convergex Prime Services, LLC	5/26/2010	5/27/2010	11175 Cicero Drive	200 Milton Park, Suite 575	Alpharetta	GA	30022	678-405-4200	Member	Agency
Cowen & Company	5/14/2010	5/14/2010	1221 Avenue of the Americas		New York	NY	10020	212-201-4855	Member	Market Maker
Credit Suisse Securities (USA), LLC	5/25/2010	5/27/2010	11 Madison Avenue	3rd Floor	New York	NY	10010	212-538-1059	Member	Full Service
Cuttone & Co., Inc.	5/25/2010	5/27/2010	111 Broadway	10th Floor	New York	NY	10006	646-943-5451	Member	Market Maker
Dart Executions, LLC	5/25/2010	5/27/2010	230 S. Lasalle Street	Suite 400	Chicago	IL	60604	312-244-5408	Member	Proprietary
DE Route	6/10/2010	6/10/2010	545 Washington Blvd.	6th Floor	Jersey City	NJ	07310	201-942-8228	Member	Exchange
Deutsche Bank Securities, Inc.	5/21/2010	5/21/2010	60 Wall Street		New York	NY	10005	212-250-5762	Member	Full Service
DRW Securities, LLC	5/25/2010	5/27/2010	540 West Madison Street	Suite 2500	Chicago	IL	60661	312-542-1000	Member	Proprietary / Market Maker
E*TRADE Securities, LLC	Non-Member	6/10/2010	1271 Avenue of the Americas	14th Floor	New York	NY	10020	703-236-8656	Member	Agency
Electronic Brokerage Systems, LLC	6/9/2010	6/9/2010	141. W. Jackson Street	Suite 3510	Chicago	IL	60604	312-986-6262	Member	Market Maker
Electronic Transaction Clearing, Inc.	5/25/2010	5/27/2010	660 S. Figueroa Street	Suite 1450	Los Angeles	CA	90017	213-401-1563	Member	Market Maker
Essex Radez, LLC	5/10/2010	5/14/2010	440 S. Lasalle Street	Suite 2101	Chicago	IL	60605	312-212-1815 Ext: 202	Member	Service Bureau
First New York Securities, LLC	6/10/2010	6/10/2010	90 Park Avenue	5th Floor	New York	NY	10016	212-848-0875	Member	Proprietary
Flow Traders U.S. LLC	2/28/2014	2/28/2014	1140 Avenue of the Americas	4th Floor	New York	NY	10036	914-479-9944	Member	Proprietary
G1 Execution Services, LLC	5/18/2010	5/18/2010	440 S. Lasalle Street	Suite 3030	Chicago	IL	60605	312-294-7782	Member	Market Maker
Global American Investments, Inc.	3/5/2012	3/5/2012	20277 Valley Blvd.	Suite A10	Walnut	CA	91789-2657	909-393-8899	Member	Retail
Goldman Sachs Execution & Clearing LP	5/14/2010	5/14/2010	440 S. LaSalle Street	Suite 1654	Chicago	IL	60605	212-357-8548	Member	Full Service
Goldman, Sachs & Co.	5/14/2010	5/14/2010	85 Broad Street		New York	NY	10004	212-357-8547	Member	Full Service
Hap Trading, LLC	6/2/2010	6/2/2010	33 Whitehall Street	6th Floor	New York	NY	10004	212-380-5186	Member	Proprietary
Hardcastle Trading USA, LLC	5/25/2010	5/27/2010	755 Secaucus Road	Suite F1110	Secacaus	NJ	07094	443-541-8400	Member	Proprietary
HRT Financial LLC	5/18/2010	5/18/2010	32 Old Slip	30th Floor	New York	NY	10005	212-239-1929	Member	Proprietary
ICAP Corporates, LLC	3/28/2013	N/A	Harborside Financial Center, 1100 Plaza 5	12th Floor	Jersey City	NJ	07311	212-341-9950	Member	Agency
IEX Services, LLC	9/24/2013	9/24/2013	7 World Trade CTR	30th Floor	New York	NY	10007	646-568-2324	Member	ATS
IMC Financial Markets	5/25/2010	5/27/2010	233 South Wacker Street	Suite 4300	Chicago	IL	60606	312-244-3313	Member	Proprietary
Imperial Capital, LLC	5/25/2010	5/27/2010	2000 Avenue of the Stars	Suite 900-S	Los Angeles	CA	90067	310-246-3644	Member	Market Maker
Instinet, LLC	5/14/2010	5/14/2010	3 Times Square	7th Floor	New York	NY	10036	212-310-7763	Member	Agency

Interactive Brokers, LLC	5/25/2010	5/27/2010	One Penwick Plaza	2nd Floor	Greenwich	CT	06830	203-618-5882	Member	Full Service
ITAU BBA USA Securities, Inc.	Non-Member	4/5/2012	767 Fifth Avenue		New York	NY	10153	212-710-6735	Member	Agency
ITG, Inc.	2/25/2010	5/27/2010	One Liberty Plaza, 165 Broadway		New York	NY	10006	212-444-6342	Member	Agency
J.P. Morgan Securities, LLC	5/14/2010	5/14/2010	383 Madison Avenue		New York	NY	10179	201-595-8471	Member	Agency / Proprietary
Jane Street Capital, LLC	5/14/2010	5/14/2010	One New York Plaza	33rd Floor	New York	NY	10004	212-651-6032	Member	Full Service
Jefferies Execution Services, Inc.	5/25/2010	5/27/2010	521 Madison Avenue	11th Floor	New York	NY	10022	212-248-2450	Member	Full Service
Jefferies, LLC	5/25/2010	5/27/2010	520 Madison Avenue	11th Floor	New York	NY	10022	212-248-2449	Member	Full Service
Jump Trading, LLC	5/14/2010	5/14/2010	600 W. Chicago	#825	Chicago	IL	60654	312-205-8721	Member	Proprietary
KCG Americas LLC	1/3/2011	1/3/2011	545 Washington Blvd.	2nd Floor	Jersey City	NJ	07310	201-356-1390	Member	Agency
Keefe, Bruyette & Woods, Inc.	6/8/2010	6/8/2010	787 Seventh Avenue	4th Floor	New York	NY	10019	212-887-6770	Member	Agency
Kepler Capital Markets, Inc.	7/17/2013	7/17/2013	600 Lexington Avenue	28th Floor	New York	NY	10022	212-710-7625	Member	Agency
L&R Trading, LLC	8/12/2013	8/12/2013	120 Broadway	Suite 2040	New York	NY	10271	212-433-7262	Member	Market Maker
Lampert Capital Markets Inc.	2/26/2014	2/26/2014	477 Madison Ave	Suite 230	New York	NY	10022	646-833-4926	Member	Institutional / Agency
Latour Trading LLC	5/26/2010	5/27/2010	377 Broadway	10th Floor	New York	NY	10013	917-388-8619	Member	Proprietary
Lavaflow, Inc.	5/26/2010	5/27/2010	388 Greenwich Street	29th Floor	New York	NY	10013	212-723-9247	Member	Agency
Lazard Capital Markets, LLC	5/14/2010	5/14/2010	30 Rockefella Plaza	60th Floor	New York	NY	10020	212-632-1594	Member	Institutional
Leerink Partners LLC	5/26/2010	5/27/2010	One Federal Street	37th Floor	Boston	MA	02110	617-918-4017	Member	Agency
LEK Securities Corporation	5/26/2010	5/27/2010	165 Broadway	52nd Floor	New York	NY	10006	212-509-2300	Member	Agency
Lightspeed Trading, LLC	5/19/2010	5/19/2010	500 North Broadway	Suite 142	Jericho	NY	11753	516-942-2459	Member	Proprietary
Lime Brokerage, LLC	5/26/2010	5/27/2010	625 Broadway	12th Floor	New York	NY	10013	212-219-6080	Member	Agency
Macquarie Capital (USA), Inc.	5/26/2010	5/27/2010	125 West 55th Street	Level 22	New York	NY	10019	212-231-8095	Member	Agency
Merrill Lynch Professional Clearing Corp.	5/14/2010	5/14/2010	222 Broadway - 6th Floor	NY3-222-06--17	New York	NY	10038	646-7431276	Member	Full Service
Merrill Lynch, Pierce, Fenner & Smith, Inc.	5/14/2010	5/14/2010	One Bryant Park	6th Floor	New York	NY	10036	904-218-4124	Member	Clearing Firm
Mismi, Inc.	11/21/2011	5/27/2010	810 7th Avenue	Suite 2200	New York	NY	10019	646-839-6105	Member	ATS
Mitsubishi UFJ Securities (USA), Inc.	5/26/2010	5/27/2010	1633 Broadway	29th Floor	New York	NY	10019	212-405-7180	Member	Institutional / Agency
MKM Partners, LLC	5/14/2010	5/14/2010	300 First Stamford Place	4th Floor East	Stamford	CT	06902	203-987-4005	Member	Agency
Monadnock Capital Management, LP	5/26/2010	5/27/2010	1900 Market Street	Suite 616	Philadelphia	PA	19103	215-405-7280	Member	Proprietary / Market Maker
Morgan Stanley & Co., LLC	5/14/2010	5/14/2010	1 New York Plaza		New York	NY	10004	443-627-6477	Member	Full Service
Nasdaq Execution Services, LLC	5/26/2010	5/27/2010	One Liberty Plaza	1650 Broadway	New York	NY	10006	212-401-8982	Member	Exchange
National Financial Services, LLC	5/26/2010	5/27/2010	200 Seaport Blvd	Mail Zone Z1N	Boston	MA	02210	617-392-8447	Member	Retail / Agency
Newedge USA, LLC	5/26/2010	5/27/2010	630 5th Avenue	Suite 500	New York	NY	10111	646-557-8458	Member	Full Service
Nomura Securities International, Inc.	5/26/2010	5/27/2010	2 World Financial Center	Bldg. B, 6th Floor	New York	NY	10281	212-667-1416	Member	Institutional
Northern Trust Securities, Inc.	5/26/2010	5/27/2010	50 South LaSalle Street		Chicago	IL	60603	312-444-5140	Member	Market Maker
OBD Securities LLC	2/9/2012	2/9/2012	150 N. Michigan Avenue	Suite 3700	Chicago	IL	60601	312-768-1629	Member	Proprietary
Old Mission Capital, LLC	4/25/2012	4/25/2012	601 S. LaSalle Street	3rd Floor	Chicago	IL	60605	646-279-5016	Member	Proprietary
Oppenheimer & Co., Inc.	5/14/2010	5/14/2010	300 Madison Ave	5th Floor	New York	NY	10017	212-667-7307	Member	Agency
PDQ ATS, Inc.	5/26/2010	5/27/2010	2624 Patriot Blvd		Glenview	IL	60026	224-521-2494	Member	ATS
Pershing, LLC	5/26/2010	5/27/2010	One Pershing Plaza		Jersey City	NJ	07399	201-413-2130	Member	Agency
Pico Quantitative Trading, LLC	6/10/2010	6/10/2010	120 Broadway	Suite 2010-01	New York	NY	10271	917-714-5376	Member	Agency
Pictet Overseas, Inc.	5/26/2010	5/27/2010	1000 de la Gauchetiere Ouest	Bureau 3100	Montreal	Quebec	H3B 4W5	514-350-6263	Member	Agency
Piper Jaffray & Co.	5/14/2010	5/14/2010	800 Nicollet Mall		Minneapolis	MN	55402	612-303-6359	Member	Market Maker
Potamus Trading, LLC	4/11/2013	4/11/2013	2 Seaport Lane	5th Floor	Boston	MA	02210	617-855-8722	Member	Proprietary / Market Maker
Quantex Clearing, LLC	5/17/2011	5/17/2011	30 Montgomery Street		Jersey City	NJ	07302	646-214-5600	Member	Clearing Firm
Quantlab Securities, LP	5/26/2010	5/27/2010	4200 Montrose Blvd	Suite 200	Houston	TX	77006	713-333-5445	Member	Proprietary
R. W. Pressprich & Co., Inc.	6/2/2010	6/2/2010	452 Fifth Ave	12th Floor	New York	NY	10018	212-832-6283	Member	Agency
RBC Capital Markets, LLC	5/14/2010	5/14/2010	60 S. Sixth Street		Minneapolis	MN	55402	212-858-7118	Member	Market Maker
RGM Securities, LLC	5/26/2010	5/27/2010	221 West 6th Street	Suite 2030	Austin	TX	78701	512-807-5302	Member	Proprietary
River Cross Securities, LLLP	6/10/2010	Terminated	401 City Avenue	Suite 220	Philadelphia	PA	19004	484-562-1253	Member	ATS
Ronin Capital, LLC	6/8/2012	6/8/2012	350 North Orleans Street	Suite 2N	Chicago	IL	60654	312-244-5201	Member	Proprietary / Market Maker
Rosenblatt Securities, Inc.	5/26/2010	5/27/2010	20 Broad Street	Suite 2602	New York	NY	10005	212-607-3120	Member	Agency
Safra Securities Corporation	5/26/2010	5/27/2010	546 Fifth Avenue		New York	NY	10010	212-704-5524	Member	Market Maker
Sanford C. Bernstein & Co., LLC	5/26/2010	5/27/2010	One North Lexington Ave	17th Floor	White Plains	NY	10601	212-969-6997	Member	Agency
Scotia Capital (USA), Inc.	5/26/2010	5/27/2010	165 Broadway	25th Floor	New York	NY	10006	212-225-6725	Member	Institutional
Scottrade, Inc.	5/26/2010	5/27/2010	12800 Corporate Hill Drive		St. Louis	MO	63131	314-965-1555 EXT: 1196	Member	Retail
Sea Port Group Securities LLC	4/1/2013	N/A	360 Madison Avenue		New York	NY	10017	212-616-7771	Member	Agency
Seven Points Capital, LLC	5/14/2010	Term Requested	825 Third Avenue	2nd Floor	New York	NY	10022	212-760-0760	Member	Agency
SG Americas Securities, LLC	5/14/2010	5/14/2010	480 Washington Blvd.	21st. Floor	Jersey City	NJ	07310	212-278-6412	Member	Proprietary

Southwest Securities, Inc.	Non-Member	5/21/2013	1201 Elm Street	Suite 3500	Dallas	TX	75270-2180	214-859-1721	Member	Clearing Firm
Spot Trading L.L.C.	1/25/2013	1/25/2013	440 S. LaSalle Street	Suite 2800	Chicago	IL	60605	312-362-4695	Member	Proprietary
Stifel, Nicolaus & Company, Incorporated	6/2/2010	6/2/2010	501 North Broadway		St. Louis	MO	63102	314-342-2100	Member	Agency
Stock USA Execution Services, Inc.	5/26/2010	5/27/2010	1717 Route 6	Suite 102	Carmel	NY	10512	800-874-3039	Member	Agency
Sun Trading, LLC	5/26/2010	5/27/2010	100 S. Wacker	Suite 300	Chicago	IL	60606	312-229-9636	Member	Proprietary
SunGard Brokerage & Securities Services LLC	5/6/2010	5/6/2010	545 Washington Blvd.	7th Floor	Jersey City	NJ	07310	312-356-1400	Member	Agency
SunTrust Robinson Humphrey, Inc.	5/18/2010	5/18/2010	303 Peach Tree Road NE		Atlanta	GA	30326	404-813-0837	Member	Agency
Susquehanna Capital Group	5/26/2010	5/27/2010	401 City Avenue	Suite 220	Philadelphia	PA	19004	610-617-2624	Member	Institutional / Agency
Susquehanna Financial Group, LLLP	5/26/2010	5/27/2010	401 City Avenue	Suite 221	Philadelphia	PA	19004	610-617-2624	Member	Institutional / Agency
TD Ameritrade Clearing, Inc.	Terminated	5/27/2010	1005 N. Ameritrade Place		Bellevue	NE	68005	402-970-5271	Member	Agency
Themis Trading, LLC	Terminated	5/27/2010	10 Town Square	Suite 100	Chatham	NJ	07928	973-665-9600	Member	Agency
Tradebot Systems, Inc.	5/26/2010	5/27/2010	1251 NW Briarcliff Parkway	Suite 700	Kansas City	MO	64116	816-285-6416	Member	Proprietary
Tradestation Securities, Inc.	5/25/2010	5/25/2010	8050 SW 10th Street	Suite 2000	Plantation	FL	33324	954-652-7736	Member	Market Maker
Two Sigma Securities, LLC	5/27/2010	5/27/2010	379 West Broadway	3rd Floor	New York	NY	10012	646-292-6643	Member	Proprietary
UBS Securities LLC	4/12/2010	4/12/2010	677 Washington Blvd		Stamford	CT	06901	203-719-4379	Member	Full Service
Viewtrade Securities, Inc.	6/10/2010	6/10/2010	7280 West Palmeto	Suite 105	Boca Raton	FL	33432	561-620-0306	Member	Agency
Virtu Financial BD LLC	5/27/2010	5/27/2010	645 Madison Avenue	16th Floor	New York	NY	10022	212-418-0188	Member	Proprietary
Virtu Financial Capital Markets LLC	5/25/2010	5/27/2010	1540 Second Street	3rd Floor	Santa Monica	CA	90401	310-651-9746	Member	Proprietary
Vision Financial Markets, LLC	7/13/2012	7/3/2012	4 High Ridge Park	Suite 100	Stamford	CT	06905-1325	203-388-2675	Member	Retail
Volant Liquidity, LLC	5/27/2010	5/27/2010	7 World Trade Center	Suite 3301	New York	NY	10007	646-484-3005	Member	Proprietary
Wall Street Access	5/27/2010	5/27/2010	17 Battery Place	11th Floor	New York	NY	10004	212-709-9453	Member	Agency
Walleye Trading LLC	5/27/2010	5/27/2010	14601 27th Avenue N.	Suite 102	Plymouth	MN	55447	952-345-5230	Member	Market Maker
Wedbush Securities, Inc.	5/27/2010	5/27/2010	1000 Wilshire Blvd	Suite 900	Los Angeles	CA	90017	213-688-4528	Member	Market Maker
Wells Fargo Prime Services, LLC	5/26/2010	5/26/2010	101 California St.	Suite 3050	San Fransisco	CA	94111	415-848-0269	Member	Market Maker
Wells Fargo Securities, LLC	6/9/2010	6/9/2010	301 S. College Street	TW-8	Charlotte	NC	28288	704-383-1725	Member	Agency
White Bay PT LLC	8/20/2012	8/20/2012	140 Broadway	38th Floor	New York	NY	10005	415-293-3821	Member	Proprietary
Wolverine Execution Services, LLC	5/14/2010	5/14/2010	175 W.Jackson Blvd.	Suite 200	Chicago	IL	60604	312-884-3878	Member	Market Maker
Xambala Capital, LLC	2/17/2012	2/17/2012	640 W. California Avenue	#220	Sunnyvale	CA	94086	408-990-1940	Member	Proprietary
XR Securities LLC	5/10/2012	5/10/2012	550 West Jackson Blvd.	Suite 1000	Chicago	IL	60661	312-244-4602	Member	Proprietary

From: (913) 815-7128
BUFFEE GILLIHAN
BATS EXCHANGE, INC.
8050 MARSHALL DRIVE
STE 120
LENEXA, KS 66214

Origin ID: IXDA

FedEx. Express



J14101402070326

Ship Date: 16APR14
ActWgt: 1.0 LB
CAD: 8863864/INET3490

Delivery Address Bar Code



SHIP TO: (913) 815-7260 BILL SENDER

Mr. Christopher Grobbel
Securities and Exchange Commission
Div Trading & Markets, 100 F St NE
Mal Stop 6628
Washington, DC 20549

Ref # Form 1 M F
Invoice #
PO #
Dept #



THU - 17 APR AA
STANDARD OVERNIGHT

TRK# 7985 6721 8168
0201

20549
DC-US
IAD

XC YKNA



522G1/78D9/F220

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To: Grobbe
Department: HQr.,M
Phone: 202.551.5491
Route: HQ-7a
Mail Stop: 7010
Building: SP1

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100191377241000205490079856721
8168
4/17/2014 9:16:43 AM